SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




RECD S.E.C.
JUN 2 7 2003

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

( ) TRANSITITON REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ______________.

Commission file number: 000-29826

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Long Island Commercial Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Long Island Financial Corp.
One Suffolk Square
Islandia, New York 11749

REQUIRED INFORMATION

Items 1-3. The Long Island Commercial Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's Form 5500 Annual Report is filed herewith.

Exhibit 99.0 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending .

A Name of plan LONG ISLAND COMMERCIAL BANK 401(K) PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 LONG ISLAND COMMERCIAL BANK	**D Employer Identification Number** 11-2870330

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	759195	1148619
b	Total plan liabilities	1b	0	
c	Net plan assets (subtract line 1b from line 1a)	1c	759195	1148619
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable			
	(1) Employers	2a(1)	123086	
	(2) Participants	2a(2)	241553	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	68947	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		433586
e	Benefits paid (including direct rollovers)	2e	43667	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	495	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		44162
j	Net income (loss) (subtract line 2i from line 2d)	2j		389424
k	Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: if the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	





			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d		X	
e	Participant loans	3e	X		20937
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

	During the plan year:		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SUMMARY ANNUAL REPORT

FOR LONG ISLAND COMMERCIAL BANK 401(K) PLAN

This is a summary of the annual report for the Long Island Commercial Bank 401(k) Plan, EIN 11-2870330, Plan No. 001, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through insurance and through a trust fund. Plan expenses were $44,162. These expenses included $43,667 in benefits paid to participants and beneficiaries and $495 in other expenses. A total of 99 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,148,619 as of December 31, 2002, compared to $759,195 as of January 1, 2002. During the plan year the plan experienced an increase in its net assets of $389,424. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $433,586 including employer contributions of $123,086, employee contributions of $241,553, and earnings from investments of $68,947.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information;
2. insurance information, including sales commissions paid by insurance carriers; and
3. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Long Island Commercial Bank, One Suffolk Square, Islandia, NY 11749, (631) 348-0888.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Long Island Commercial Bank, One Suffolk Square, Islandia, NY 11749) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2003

LONG ISLAND COMMERCIAL BANK 401(K) PLAN



Thomas Buonaiuto
Vice President and Treasurer
(principal financial officer)

Exhibit 99.0 Section 906 Certification

EXHIBIT 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of Long Island Financial Corp., a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of the Long Island Commercial Bank 401(k) Plan (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 19, 2003

Douglas C. Manditch
President and Chief Executive Officer and Member of the Compensation Committee of the Board of Directors



Dated: June 19, 2003

Thomas Buonaiuto
Vice President and Treasurer
(principal financial officer)

00224856.DOC